SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                  NEXMED, INC.
             (Exact name of registrant as specified in its charter)

                  Nevada                                870449967
(State of incorporation or organization)    (I.R.S. Employer Identification No.)

             350 Corporate Boulevard, Robbinsville, New Jersey 08691
                    (Address of principal executive offices)

     Securities to be registered pursuant to Section 12(b) of the Act: None

            If this Form relates to        If this Form relates
            the registration of a          to the registration of
            class of securities            a class of securities
            pursuant to Section            pursuant to Section
            12(b) of the Exchange          12(g) of the Exchange
            Act and is effective           Act and is effective
            pursuant to General            pursuant to General
            Instruction A.(c),             Instruction A.(d),
            check the following            check the following
            box. |_|                       box. [X]

Securities Act registration statement file number to which this form relates:
Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act: Preferred Share Purchase Rights

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      Item 1. Description of Registrant's Securities to be Registered.

            On April 3, 2000, the Board of Directors of NexMed, Inc., a Nevada corporation (the "Company"), declared a dividend distribution of one preferred share purchase right (the "Right") for each outstanding share of the Company's common stock, $.001 par value per share (the "Common Stock"), to shareholders of record at the close of business on April 21, 2000. One Right will also be distributed for each share of Common Stock issued after April 21, 2000, until the Distribution Date (which is described in the next paragraph). Each Right entitles the registered holder to purchase from the Company a unit consisting of one one-hundredths of a share (a "Unit") of Series A Junior Participating Preferred Stock, $.001 par value per share (the "Preferred Stock"), at a Purchase Price of $100.00 per Unit, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of April 3, 2000 (the "Rights Agreement") between the Company and Norwest Bank Minnesota, N.A., as Rights Agent.

            Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights Certificates will be distributed. The Rights will separate from the Common Stock and a Distribution Date will occur upon the earlier of (i) ten (10) business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date"), or (ii) ten (10) business days following the public announcement of a tender offer or exchange offer that would, if consummated, result in a person or group beneficially owning 15% or more of such outstanding shares of Common Stock, subject to certain limitations.

            Under the terms of the Rights Agreement, Dr. Y. Joseph Mo ("Dr. Mo"), who beneficially owns approximately 12.12% of the outstanding shares of the Company's Common Stock as of the date hereof, and certain of his affiliates and associates (collectively, with Dr. Mo, the "Mo Entities"), will be permitted to continue to own such shares, and to increase such ownership to up to 25% of the outstanding shares of Common Stock, without becoming an Acquiring Person and triggering a Distribution Date.

            Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after April 21, 2000 will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding, even without such notation, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate. As soon as practicable after the Distribution Date, Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. The Rights are not exercisable until the Distribution Date and will expire at the close of business on April 3, 2010, subject to extension by the Board of Directors, unless earlier redeemed by the Company as described below.

            In the event that any person becomes an Acquiring Person, each holder of a Right will thereafter have the right (the "Flip-In Right") to receive, at the time specified in the Rights Agreement, (x) upon exercise and payment of the Purchase Price, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to two times the Purchase Price of the Right or (y) at the discretion of the Board of Directors, upon exercise and without payment of the Purchase Price, Common Stock (or, in certain circumstances, cash, property or other securities of the Company) having a value equal to the difference between the Purchase Price of the Right and the value of the consideration which would be payable under clause (x). Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void. Rights are not exercisable following the occurrence of the event set forth above until such time as the Rights are no longer redeemable by the Company as set forth below.

            In the event that, at any time following the Stock Acquisition Date,
      (i) the Company is acquired in a merger, statutory share exchange or other business combination in which the Company is not the surviving corporation, (ii) the Company is the surviving party in a merger, statutory share exchange or other business combination and all or part of the Company's Common Stock is exchanged for stock or other securities of another corporation, or (iii) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right (the "Flip-Over Right") to receive, upon exercise, common stock of the acquiring corporation having a value equal to two times the Purchase Price of the Right. The holders of a Right will continue to have the Flip-Over Right whether or not such holder exercises or surrenders the Flip-In Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

            The Purchase Price payable, and the number of Units of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock, or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above). The number of outstanding Rights and the number of one one-hundredths of a share of Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in each such case, prior to the Distribution Date.

            With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Units will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.

            At any time after any person becomes an Acquiring Person, the Company may exchange all or part of the Rights for shares of Common Stock at an exchange ratio of one share per Right, as appropriately adjusted to reflect any stock dividend, stock split or similar transaction.

            In general, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right, at any time until 10 business days following the Stock Acquisition Date. After the redemption period has expired, the Company's right of redemption may be reinstated if an Acquiring Person reduces his beneficial ownership to less than 15% (or, in the case of the Mo Entities, 25% or less) of the outstanding shares of Common Stock in a transaction or series of transactions not involving the Company and there are no other Acquiring Persons. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $0.001 redemption price.

            Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to shareholders or to the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

            Prior to the Distribution Date, any of the provisions of the Rights Agreement may be amended by the Board of Directors of the Company. After the Distribution Date, the provisions of the Rights Agreement may be amended by the Board in order to cure any ambiguity, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made when the Rights are not redeemable.

            The Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights, which includes the Form of the Rights Certificate, the Summary of Rights and the Form of Certificate of Designation of Series A Junior Participating Preferred Stock, is attached as an exhibit to this Form 8-A and incorporated herein by reference. The foregoing is qualified in its entirety by reference thereto.

Item 2. Exhibits

      The following exhibits are filed as a part of this Form 8-A:

      Exhibit                 Document
      -------                 --------

      4 Shareholder Rights Agreement, dated as of April 3, 2000, between NexMed, Inc. and Norwest Minnesota Bank, N.A., as Rights Agent (including the Form of Rights Certificate as Exhibit A thereto, the Summary of Rights as Exhibit B thereto and the Form of Certificate of Designation of Series A Junior Participating Preferred Stock as Exhibit C thereto).

      20                      Press Release of NexMed, Inc. dated April 3, 2000.

                                    SIGNATURE

            Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

      Date: April 7, 2000

                                             NEXMED, INC.


                                             By: /s/ Vivian H. Liu
                                                 -------------------------------
                                             Vivian H. Liu
                                             Vice President and Secretary

                                  EXHIBIT INDEX

      Exhibit                 Document
      -------                 --------

      4 Shareholder Rights Agreement, dated as of April 3, 2000, between NexMed, Inc. and Norwest Minnesota Bank, N.A., as Rights Agent (including the Form of Rights Certificate as Exhibit A thereto, the Summary of Rights as Exhibit B thereto, and the Form of Certificate of Designation of Series A Junior Participating Preferred Stock as Exhibit C thereto).

      20                      Press Release of NexMed, Inc. dated April 3, 2000.